SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press Release issued by Iberdrola, S.A. on June 27, 2007, regarding the commencement of accelerated book building.
Exhibit 99.2	Notification to the Spanish Securities and Exchange Commission dated June 27, 2007, regarding the commencement of accelerated book building.
Exhibit 99.3	Press Release issued by Iberdrola, S.A. on June 27, 2007, regarding the closing of accelerated book building.
Exhibit 99.4	Notification to the Spanish Securities and Exchange Commission dated June 27, 2007, regarding the closing of accelerated book building.
Exhibit 99.5	Notification to the Spanish Securities and Exchange Commission dated June 26, 2007, regarding certain resolutions adopted by the board of directors of Iberdrola, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ Julián Martínez-Simancas
Name: Julián Martínez-Simancas
Title: General Secretary and Board Secretary

Date: June 27, 2007

Exhibit 99.1

Not for release, publication or distribution, in whole or in part, in or into or from,

the United States, Australia, Canada or Japan

PRESS release

27 June 2007

The Board backs, also unanimously, the financing model for the new transaction in the United States

THE BOARD OF IBERDROLA UNANIMOUSLY APPROVES FINANCING THE ACQUISITION OF ENERGY EAST VIA AN ACCELERATED CAPITAL INCREASE

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The operation, which amounts to 85 million shares, representing approximately 7 % of existing capital, will allow the Company to strengthen balance sheet funds and its financial situation, while broadening the shareholder base

•

Following completion of the integration with ScottishPower and the announcement of the acquisition of Energy East, the Board praised the performance of IBERDROLA over the past few years, describing its growth and international penetration as “highly satisfactory”

IBERDROLA will finance the acquisition of the U.S. company Energy East via an accelerated and privately placed capital increase (Accelerated Bookbuilt Offer, ABO). The decision was unanimously approved by the Board.

This placement, through which 85 million new shares will be issued, representing approximately 7 % of existing capital, will enable the Company to reinforce shareholder funds and its solid financial situation while broadening the shareholder base.

IBERDROLA has appointed ABN AMRO ROTHSCHILD, CREDIT SUISSE and JP MORGAN as Joint Global Co-ordinators and Bookrunners to the transaction.

The proceeds of this capital increase will be used to finance the

>	Communications

Not for release, publication or distribution, in whole or in part, in or into or from, the United

States, Australia, Canada or Japan

acquisition of Energy East, which was approved unanimously by the Board on Monday. The operation represents a renewed vote of confidence in the management of IBERDROLA and its Chairman Ignacio Galán following the successful completion of the acquisition of ScottishPower.

The Board praised the performance of IBERDROLA over the past few years, describing its growth and international penetration as “highly satisfactory”. It highlighted, among other fruits of the strategy that has been implemented since 2001, value creation, shareholder returns, job stability and professional developments for employees, quality and security of supply to customers and diversification of risk.

In the light of the achievements of the Company and projects being developed in the near future, which have transformed IBERDROLA into “one of the world’s leading energy companies”, Board directors, aware of the importance of the work carried out, unanimously expressed their “commitment to the Company’s progress” and their “unconditional support for the management team and the leadership of the Chairman.”

The new shares, which are not eligible for the final 2006 dividend (€ 0.593per share to be paid on July 2, are expected to start trading on the stock exchange on June 29 with a different ISIN code. The two share types will be unified on July 2, when the new shares will have the same economic rights as the old shares.

Improvements in Corporate Governance

The Board also approved changes in IBERDROLA’s Auditing and Compliance Committee, whereby member Sebastián Battaner becomes Chairman, the current chairman Ricardo Álvarez Isasi becomes Secretary, and the current Secretary, Julio de Miguel Aynat, becomes a member.

The Board also resolved to modify the IBERDROLA Group’s Code of Professional Conduct, to align it with other corporate governance standards used in the company, which have been adapted to the new recommendations issued by Spain’s National Securities Market Commission (CNMV).

Among the changes are the inclusion of a vision statement –to be the preferred company on the basis of commitment to value creation, quality of life and protection of the environment— and corporate values (ethics and corporate responsibility, business results, respect for the environment, trust and a sense of belonging to the IBERDROLA Group).

Other new clauses in the Code of Professional Conduct refer to the commitment to human and labour rights, the principle of non-discrimination and equal opportunity for all employees, the reconciling of work and family life, the concept and treatment of insider information, corporate social responsibility, and sustainable development.

>	Communications

Not for release, publication or distribution, in whole or in part, in or into or from, the United

States, Australia, Canada or Japan

The Board also approved the amendment of the Regulations of the Board of Directors to establish the mandatory retirement age for all board members at 70 years.

>	Communications

Not for release, publication or distribution, in whole or in part, in or into or from, the United

States, Australia, Canada or Japan

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this communication is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction involving Energy East Corporation (the “Proposed Transaction”), Iberdrola, S.A. may be required to file relevant documents with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such documents (when available) at the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained from Iberdrola, S.A., without charge, once they are filed with the SEC by directing a request to Relaciones con Inversores, Iberdrola, S.A., Tomás Redondo 1, 28033 Madrid.

In connection with the Proposed Transaction, Energy East Corporation will file a proxy statement with the SEC. Before making any voting or investment decision, investors and security holders of Energy East Corporation are urged to carefully read the entire proxy statement, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the

>	Communications

Not for release, publication or distribution, in whole or in part, in or into or from, the United

States, Australia, Canada or Japan

Proposed Transaction. A definitive proxy statement will be sent to the shareholders of Energy East Corporation in connection with the Proposed Transaction. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Energy East Corporation at the SEC’s web site at http://www.sec.gov. The proxy statement and such other documents may also be obtained for free from Energy East Corporation by directing a request to Energy East, 52 Farm View Drive, New Gloucester, ME 04260, Attention Marc Siwak.

>	Communications

Not for release, publication or distribution, in whole or in part, in or into or from, the United

States, Australia, Canada or Japan

Exhibit 99.2

COMISIÓN NACIONAL DEL MERCADO DE VALORES

Paseo de la Castellana, 19

28046 Madrid

Bilbao, June 27, 2007

NATIONAL SECURITIES MARKET COMMISSION – Significant Event

Dear Sirs:

Pursuant to Section 82 of Law 24/1988, of July 28, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores) and related provisions and within the framework of the transaction for combination of IBERDROLA, S.A. (hereinafter, “Iberdrola” or the “Company”) with ENERGY EAST CORPORATION (reported to that National Commission on June 25, 2007, by means of notice of significant event number 81,560), we hereby notify you that, in the exercise of the delegation of powers granted by the General Shareholders’ Meeting held on March 30, 2006, the Board of Directors of the Company resolved, at the meeting held yesterday, to increase the capital stock of Iberdrola in the nominal amount of two hundred fifty-five million (255,000,000) euros, through the issuance and floating of eighty-five million (85,000,000) common shares with a par value of three (3) euros each, of the same class and series as the shares currently outstanding (subject to section VI below) and represented by book entries.

I. Purpose of the increase in capital stock.

The purpose of the increase in capital stock is to raise funds in the approximate amount of three thousand five hundred (3,500) million euros in order to strengthen Iberdrola’s equity structure, such that it may successfully undertake the transaction for combination of ENERGY EAST CORPORATION (“Energy East”) with and into the Iberdrola group.

II. Placement procedure.

The capital increase is being carried out through a private placement directed exclusively to qualified institutional investors by means of the procedure known as accelerated bookbuilding, as follows:

(a)	ABN AMRO ROTHSCHILD, CREDIT SUISSE and JPMORGAN, as joint global coordinators and bookrunners (the “Investment Banks”) have started what is known as the bookbuilding period during which they will receive subscription orders from qualified institutional investors. It is expected that such bookbuilding period will be closed during the course of today, although it may be extended if the Company deems it fit.

(b)	Once the bookbuilding period has ended, the price of the offer will be determined and the selection of proposals for subscription will be carried out, after which the selected proposals will be confirmed and shares will be finally allotted to the applicable institutional investors. Without prejudice to the foregoing, the Investment Banks have assumed underwriting commitments with respect to the issued shares.

(c)	Once the shares have been allotted, the subscription and payment therefor may be effected: (i) by the Investment Banks acting in their own name but for the account of the qualified institutional investors, for subsequent transfer thereto in favor of the qualified institutional investors, or (ii) by the Investment Banks acting in their own name and right, in the exercise of their underwriting commitment.

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Subsequently, the public deed setting forth the capital increase will be executed and recorded with the Commercial Registry of Vizcaya, and the SOCIEDAD DE GESTIÓN DE LOS SISTEMAS DE REGISTRO, COMPENSACIÓN Y LIQUIDACIÓN DE VALORES, S.A.U. (IBERCLEAR) will assign the corresponding register references.

Iberdrola will duly inform the market regarding the progress of the capital increase by means of the corresponding notices of significant event.

III. Procedure for the establishment of the issue price.

Shares will be issued at their par value of 3 euros each, plus the share premium to be determined in accordance with the terms set forth below.

The issue price will be established with the aid of the Investment Banks, which will conduct an intense marketing activity for the shares directed solely to qualified institutional investors, who are in a position to evaluate the offer very quickly and to determine the amount and price they are willing to pay.

The issue price of the new shares will be established on the basis of the bookbuilding process conducted by the Investment Banks in the name of the Company. Once the placement price has been established, the final terms and conditions of the capital increase and, in particular, the issue price of the new shares, the number of shares to be issued and the time for implementation of the increase will all be defined.

The Board of Directors of Iberdrola has decided to establish a minimum issue price below which the aforementioned capital increase may not be carried out. Such minimum issue price has been fixed at thirty-eight and seven hundredths euros (38.07 euros) per share.

This minimum price is equal to the average weighted price of the Iberdrola share during the 3 months preceding June 15, 2007, which amounts to thirty-eight euros with sixty-six cents (38.66 euros) (in accordance with the Certificate issued on June 18, 2007 by the Governing Entity of the Madrid Stock Exchange (Sociedad Rectora de la Bolsa de Valores de Madrid)), less the amount corresponding to the supplementary dividend (dividendo complementario) charged to the results of the 2006 fiscal year in the amount of five hundred ninety-three cents (0.593 euros) per share, which shall be paid on July 2, 2007 (in light of the fact that the shares to be issued shall not be entitled to such supplementary dividend), rounded up to the nearest hundredth of a euro.

Pursuant to Section 159 of the Companies Law (Ley de Sociedades Anónimas), an independent auditor appointed by the Commercial Registry of Vizcaya has issued the required report in which it is concluded that the minimum issue price represents the fair value (valor razonable) of the Iberdrola shares.

If the eighty-five million (85,000,000) shares are issued at this minimum price, the capital increase amount would be of three thousand two hundred thirty-five with ninety-five (3,235.95) million euros, which would result in an increase of, approximately, seven and thirty-hundredths (7.30) per cent. over the current capital stock of Iberdrola.

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IV. Subscription and payment.

Pursuant to Section 161.1 of the Companies Law (Ley de Sociedades Anónimas), the resolution adopted by the Board of Directors makes express provision for the possibility of an incomplete subscription.

In accordance with the structure described above, the new shares of Iberdrola will be paid by means of cash contributions.

V. For whom the increase is intended – Exclusion of pre-emptive rights.

The shares are exclusively intended for qualified institutional investors, as such term is defined in Section 39 of Royal Decree 1310/2005, of November 4, which partially elaborates upon the provisions of Law 24/1988, of July 28, on the Securities Market in connection with the admission to trading of securities offered for sale or subscription and the prospectus required for such purposes (Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de julio, del Mercado de Valores, en materia de admisión a negociación de valores en venta o suscripción y del folletos exigible a tales efectos) and in Rule 144A of the U.S Securities Act of 1933, and, in particular, to investors referred to in paragraph one of Section 39 of the aforementioned Royal Decree, such that the qualified institutional investors to whom the offer is intended are regulated corporations or entities authorized to operate in the financial markets, including credit entities, investment services companies, other regulated or authorized financial entities, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, intermediaries authorized to operate in the commodities derivatives markets, and entities which are not authorized or regulated and which only activity is the investment on securities. Therefore, this issuance will not involve a public offering in any securities market.

In furtherance of the corporate interest, it has been decided to eliminate pre-emptive rights, as such elimination is required in order to employ the above-described mechanism, calculated to strengthen the Company’s equity structure and to permit the acquisition of Energy East. This mechanism offers the following advantages, among others: (i) a more speedy implementation; (ii) lesser exposure to market volatility; (iii) an increase in the Company’s stable shareholdings; and (iv) cost savings. For such purposes, the Board of Directors has approved the corresponding report, which will be made available and disclosed to the shareholders at the next General Shareholders’ Meeting to be held by the Company.

In addition, pursuant to applicable law, the issue price of the shares to be issued must represent the fair value (valor razonable) thereof. In order to determine the fair value (valor razonable) of the shares to be issued, the appointment has been requested of an auditor other than the Company’s auditor, pursuant to Sections 159.2 and 159.1.c) of the Companies Law (Ley de Sociedades Anónimas).

The Commercial Registry of Vizcaya appointed KPMG AUDITORES, S.L. as auditor other than the Company’s auditor. After accepting the engagement, KPMG AUDITORES, S.L. issued, under its responsibility, a report in which it confirmed, among others, the circumstances described above, which report will also be made available to the shareholders and disclosed to them at the next General Shareholders’ Meeting.

VI. Rights attaching to the new shares.

The newly-issued shares will be common shares, like those currently outstanding. Such shares will be represented by book entries entered in the book-entry records maintained by the SOCIEDAD DE GESTIÓN DE LOS SISTEMAS DE REGISTRO, COMPENSACIÓN Y LIQUIDACIÓN DE VALORES, S.A.U. (IBERCLEAR).

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The newly-issued shares of Iberdrola will carry the same political and financial rights as those attaching to the shares currently outstanding. In particular, the purchasers of the new shares will be entitled to collect interim dividends and supplemental dividends paid as from the date that the increase is declared to be subscribed for and paid to the Iberdrola shareholders having such status on such date or thereafter (other than the complementary dividend corresponding to the fiscal year 2006 amounting to 0.593 euros per share, and which will be paid on July 2, 2007).

VII. Organized secondary markets on which the securities are listed. Request for admission to official trading.

Iberdrola will request the admission of the new shares of the Company issued as a result of the capital increase to official listing on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, for trading thereof through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market).

Iberdrola has requested the NATIONAL SECURITIES MARKET COMMISSION (COMISIÓN NACIONAL DEL MERCADO DE VALORES) that, pursuant to Section 33 of the Securities Market Law (Ley del Mercado de Valores) and in order to ensure adequate dissemination of this information, it suspend the trading of the Iberdrola shares for as reasonably long as it deems necessary.

Please be advised of all of the foregoing for such purposes as may be appropriate.

Yours truly,

Julián Martínez-Simancas

General Secretary and Board Secretary

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IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

This communication contains forward-looking information and statements about IBERDROLA, S.A., including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although IBERDROLA, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of IBERDROLA, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of IBERDROLA, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by IBERDROLA, S.A. to the COMISIÓN NACIONAL DEL MERCADO DE VALORES.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of IBERDROLA, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to IBERDROLA, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to IBERDROLA, S.A. on the date hereof. Except as required by applicable law, IBERDROLA, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Exhibit 99.3

Not for release, publication or distribution, in whole or in part, in or into or from,

the United States, Australia, Canada or Japan

PRESS release

27th of June, 2007

The Board backed unanimously the new transaction in the U.S. and its financing model

IBERDROLA RAISES CLOSE TO 3.4 BILLION EUROS TO FINANCE THE ACQUISITION OF ENERGY EAST

•	Through this succesful operation, resulting in a backing of the capital markets to the Company, IBERDROLA will issue 85 million new ordinary shares, representing approximately 7 % of existing capital

•

The Company has proven again its capacity and agility to raise economic resources and has secured the necessary financing for the acquisition of Energy East, strenghthening its shareholder base and its sound financial profile

•	Spanish and international institutional investors have subscribed to the capital increase, which was implemented trhough an accelerated private placement, at a price of 39.70 euros per share

IBERDROLA has completed the capital increase carried out by an Accelerated Bookbuilt Offer (ABO) for the financing of the friendly acquisition of the U.S. utility Energy East, agreed by both Boards on Monday.

By this placement, approved unanimously yesterday by the Board, IBERDROLA will issue a total of 85 million new shares, to an amount of close to 3.4 billion euros (39.70 euros per share), representing about 7% of existing capital.

The Company, which has proven again its capacity and agility to raise economic resources, has secured the necessary financing for the acquisition of Energy East, strenghthening its shareholder base and maintaining its financial profile.

>	Communications

To this capital increase, for which IBERDROLA has appointed ABN AMRO ROTHSCHILD, CREDIT SUISSE and JP MORGAN as Joint Global Co-ordinators and Bookrunners to the transaction and URIA MENENDEZ and CMS ALBIÑANA & SUAREZ DE LEZO acted as legal advisors, have tapped institutional investors, both national and international, thus broadening the shareholder base.

The new shares, which are not eligible for the final 2006 dividend (€ 0.593per share to be paid on July 2nd, are expected to start trading on the stock exchange on June 29th with a different ISIN code. The two share types will be unified on July 2nd, when the new shares will have the same economic rights as the old shares.

IBERDROLA announced on Monday the agreement for the acquisition of 100% of Energy East, an operation that will consolidate the new Group as one of the largest electric companies in the world. This friendly integration will be effected via a merger of Green Acquisition Capital Inc, a subsidiary for which IBERDROLA will provide the necessary resources, into Energy East.

The agreement between IBERDROLA and Energy East is subject to approval by the Shareholders of Energy East. Due to the fact that Energy East and its subsidiaries operate in a regulated sector, the relevant authorizations will be required. This process is expected to be completed during 2008.

Not for release, publication or distribution, in whole or in part, in or into or from,

the United States, Australia, Canada or Japan

>	Communications

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this communication is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction involving Energy East Corporation (the “Proposed Transaction”), Iberdrola, S.A. may be required to file relevant documents with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such documents (when available) at the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained from Iberdrola, S.A., without charge, once they are filed with the SEC by directing a request to Relaciones con Inversores, Iberdrola, S.A., Tomás Redondo 1, 28033 Madrid.

In connection with the Proposed Transaction, Energy East Corporation will file a proxy statement with the SEC. Before making any voting or investment decision, investors and security holders of Energy East Corporation are urged to carefully read the entire proxy statement, when it becomes available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Proposed Transaction. A definitive proxy statement will be sent to the shareholders of Energy East Corporation in connection with the Proposed Transaction. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by Energy East Corporation at the SEC’s web site at http://www.sec.gov. The proxy statement and such other documents may also be obtained for free from Energy East Corporation by directing a request to Energy East, 52 Farm View Drive, New Gloucester, ME 04260, Attention Marc Siwak.

>	Communications

Exhibit 99.4

COMISIÓN NACIONAL DEL MERCADO DE VALORES

Paseo de la Castellana, 19

28046 Madrid

Bilbao, June 27, 2007

NATIONAL SECURITIES MARKET COMMISSION – Significant Event

Dear Sirs:

Pursuant to Section 82 of Law 24/1988, of July 28, on the Securities Market (Ley 24/1988, de 28 de julio, del Mercado de Valores) and related provisions, and in connection with the capital increase approved by the Board of Directors of IBERDROLA, S.A. (hereinafter, “Iberdrola”) at a meeting held on June 26, 2007 (reported to that National Commission on the date hereof by means of notice of significant event number 81,602), we hereby advise you that the above-mentioned capital increase has been closed.

Such capital increase will entail the issuance and subscription of a total of eighty-five million (85,000,000) common shares of Iberdrola, with the same political and financial rights as those attaching to the shares currently outstanding (other than the right to receive the complementary dividend corresponding to the fiscal year 2006 amounting to 0.593 euros per share, and which will be paid on July 2, 2007), at a price of thirty-nine euros with seventy cents (39.70) per share, including nominal value and premium. As a consequence, the total amount of the capital increase (including nominal capital and share premium) coming to three thousand three hundred seventy-four million five hundred thousand (3,374,500,000) euros, which will result in an increase of, approximately, seven (7) per cent. over the current capital stock of Iberdrola.

Please be advised of the foregoing for such purposes as may be appropriate.

Yours truly,

Julián Martínez-Simancas

Secretary General and Board Secretary

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

This communication contains forward-looking information and statements about IBERDROLA, S.A., including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although IBERDROLA, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of IBERDROLA, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of IBERDROLA, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by IBERDROLA, S.A. to the COMISIÓN NACIONAL DEL MERCADO DE VALORES.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of IBERDROLA, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to IBERDROLA, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to IBERDROLA, S.A. on the date hereof. Except as required by applicable law, IBERDROLA, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2

Exhibit 99.5

To the National Securities Market Commission

Bilbao, June 26, 2007

Re:	Resolutions adopted by the Board of Directors

Dear Sirs:

We inform you that, as of the date hereof, the Board of Directors of Iberdrola, S.A. (“IBERDROLA” or the “Company”) has passed, among others, the following resolutions:

I. To effectuate payment of the complementary dividend of financial year 2006 in the gross amount of 0.539 euros per share (amount which will be reduced by the applicable withholdings on account of tax) on July 2, 2007, in implementation of the resolution passed in the Shareholders General Meeting dated March 29, 2007 (reported to that National Commission on that date by means of a significant event notice number 78,634).

A copy of the announcement regarding the dividend payment, which will be published in the near future in the listing bulletins of the Spanish Stock Exchange and in several national and regional journals, is hereby attached.

II. Since four years have elapsed from the appointment of Mr. Ricardo Álvarez Isasi as Chairman of the Audit and Compliance Committee, to appoint Mr. Sebastián Battaner Arias, member of such Committee until the date hereof, as new Chairman of the Audit and Compliance Committee replacing Mr. Álvarez Isasi, who will continue being a member of the Committee. This resolution is adopted in compliance with article 44 of the Bylaws, article 24 of the Regulations of the Board of Directors and article 14 of the Regulations of the Audit and Compliance Committee.

Likewise, to appoint Mr. Álvarez Isasi as Secretary of the Audit and Compliance Committee replacing Mr. Julio de Miguel Aynat who will continue being a member of the Committee.

As a result, the Audit and Compliance Committee of IBERDROLA is made up of the following members:

Member of the Committee	Position	Type of Director
Mr. Sebastián Battaner Arias	Chairman	External independent
Mr. Ricardo Álvarez Isasi	Secretary	External independent
Mr. Julio de Miguel Aynat	Member	External independent

III. To delete section 5 of article 20 of the Regulations of the Board of Directors of the Company, so that the age of retirement for all positions within the Board of Directors shall hereinafter be established at seventy years, as stated in article 16 of the Regulations of the Board of Directors.

This amendment, together with the restated text of the Regulations of the Board of Directors resulting therefrom have been filed, on the date hereof, with the National Securities Market Commission in compliance with article 115 of the Securities Market Act. The Regulations of the Board of Directors in force will also be available on IBERDROLA’s website.

IV. To modify the Code of Professional Conduct of IBERDROLA Group in order to update and improve its wording, by adapting its contents to those of other corporate governance documents of the Company and improving and updating obsolete concepts or wordings.

The Code of Professional Conduct in force attached hereto will be at disposal of the shareholders and investors on IBERDROLA’s website.

V. To authorize the deregistration of IBERDROLA’s ordinary shares under the U.S. Exchange Act of 1934, as a result of the combination of IBERDROLA and Scottish Power Plc., and the filing with the U.S. Securities and Exchange Commission of the necessary documents to seek such deregistration and cancel the obligation of filing documentation periodically under the Exchange Act.

Moreover, the Board of Directors of IBERDROLA, in its extraordinary meeting held yesterday to approve the combination of Energy East Corporation with IBERDROLA, resolved to record in the minutes of the meeting its very positive assessment of the evolution of the Company in the last few years under the executive management of Mr. José Ignacio Sánchez Galán, first as Vice-Chairman and Chief Executive Officer and afterwards as Chairman and Chief Executive Officer.

In that regard, the Board of Directors of IBERDROLA, aware of the importance of the task performed, of the achievements accomplished and of the proposed projects to be developed in the near future, unanimously expressed its commitment with the course of the Company and pledged its enthusiastic dedication to the task under way and its unconditional support to the management team and the leadership of its Chairman.

Yours faithfully,

[Stamp of the Secretary of IBERDROLA]

IBERDROLA, S.A.

COMPLEMENTARY DIVIDEND OF FINANCIAL YEAR 2006

On July 2, 2007 this company will pay a complementary dividend out of profits of the 2006 Financial Year according to the following details:

Euros per share
Gross Amount	18% personal, corporate income or non resident tax withholding*	Net amount
0.593	0.10674	0.48626

*	Notwithstanding the applicable reduced rates and tax exemptions.

The foregoing amounts have been determined in execution of the resolution for the allocation of earnings approved by the General Shareholders Meeting of this Company held on March 29, 2007, under the second item of the agenda.

Said complementary dividend will be paid through Bilbao Bizkaia Kutxa in accordance with the procedures established by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), and July 2, 2007 will be the date as from which the share will be traded ex dividend.

Bilbao, June 26, 2007

The Secretary of the Board of Directors

CODE OF PROFESSIONAL CONDUCT

CODE OF PROFESSIONAL CONDUCT

I. INTRODUCTION

1. Purpose

1.1. THIS Code of Professional Conduct of the Iberdrola Group (hereinafter, the Code of Conduct) is intended to (i) develop and formalize the Vision and the Values of the Group, and (ii) serve as a guide in a global, complex and changing environment for the actions of the Group’s professionals.

1.2. This Code of Conduct is also designed to respond to the growing demand for Good Governance and Corporate Social Responsibility initiatives and practices of Listed Companies, making up a basic reference for observance of such initiatives and practices by the Iberdrola Group.

2. Scope of application

2.1. This Code of Conduct is binding on all employees of the Iberdrola Group, regardless of their rank or their geographical or functional location.

The employees of the Iberdrola Group will hereinafter be referred to collectively as the professionals.

2.2. In those companies that are majority-owed by the Iberdrola Group and in those where, while not having such a majority stake, it has the ability to control or is responsible for management, the professionals representing the Iberdrola Group will promote the application of the Vision and Values and of the rules of conduct established herein.

3. Development

By its nature, the Code of Conduct cannot and should not cover all possible situations, but rather establish the standards to guide the conduct of the Iberdrola Group’s professionals and, where appropriate, resolve questions that may arise in the course of their professional activities.

Each Division of the Iberdrola Group may establish and develop specific Policies and Rules of Action in its particular area of activity, which shall be in keeping, in all cases, with the Vision and Values and with the rules of professional conduct established in this Code.

II. VISION AND VALUES OF THE IBERDROLA GROUP

1. The Vision of the Iberdrola Group is the following:

We aspire to be the preferred Company because of our commitment to the creation of value, people’s quality of life and the protection of the environment.

The goal towards which we strive is to be recognized as an efficient energy company that makes its ethical commitment and respect for the environment the foundation for the sense of belonging and the confidence of all persons and stakeholders related to the Iberdrola Group.

2. The Values of the Iberdrola Group are:

•

ETHICAL CONDUCT AND CORPORATE RESPONSIBILITY, as a commitment to the best Corporate Governance practices, the principles of business ethics and to transparency in all fields of activity of the Iberdrola Group.

•

ECONOMIC RESULTS, as a commitment to achieve growth and profitability objectives, the success of the corporate plan and to meet the demands and expectations of all groups involved in the present and the future of the Iberdrola Group.

•	RESPECT FOR THE ENVIRONMENT, as a commitment to clean energy and protection of the environment.

•

The TRUST of all those participating in the Iberdrola Group on a day-to-day basis and of all those dealing with it –professionals, customers, providers and suppliers, shareholders, etc.-, earned through on-going dialogue and by honoring the commitments undertaken with all of them.

•

A SENSE OF BELONGING, as the establishment of strong and permanent links with professionals, customers, providers, suppliers and shareholders, giving them a sense of belonging to an excellent Company, of which they are all an integral part and in whose plan they are involved.

3. The Iberdrola Group believes that professional conduct in keeping with the Vision and Values described above is the best assurance of its commitment to creating value for its shareholders and other stakeholders.

III. GENERAL RULES OF PROFESSIONAL CONDUCT

1. Compliance with the law

1.1. Iberdrola Group professionals will comply strictly with the laws in force in the jurisdiction of their workplace, heeding both the spirit and the purpose of such legal provisions.

The Corporate Resources Department [Dirección de Recursos Corporativos] and the Legal Services or any other body or department of the Company that may, in future, handle such functions, will be consulted in the event any well-founded questions arise regarding the interpretation or application of current legislation.

1.2. The Iberdrola Group will respect and abide by all court and/or administrative decisions or resolutions that may be issued, but reserves the right to file such appeals as may be appropriate against any judicial or administrative decisions or resolutions that are contrary to its interests.

2. Commitment to human and workers’ rights

2.1. The Iberdrola Group hereby expresses its commitment to and involvement with the human and workers’ rights recognized in national and international law and to the principles upon which are based the UN Global Compact, the United Nations Regulations regarding the responsibilities of transnational enterprises and other commercial undertakings in connection with human rights, the OECD Guidelines for multinational corporations and the Tripartite Declaration of Principles concerning Multinational Enterprises and Social Policy of the International Labor Organization.

2.2. The Iberdrola Group affirms its total rejection of child and forced or compulsory labor and undertakes to respect the freedom of association and collective bargaining and the rights of ethnic minorities at the places where it does business.

3. Observance of ethical professional conduct

The standards which shall govern the conduct of professionals at the Iberdrola Group shall be professionalism and integrity.

•	Professionalism is acting diligently, responsibly and efficiently, focusing on excellence, quality and innovation.

•	Integrity is acting loyally, honestly, in good faith, objectively and in line with the interests of the Group.

IV. THE IBERDROLA GROUP’S PROFESSIONALS

1. Principle of non-discrimination and equal opportunity

1.1. The Iberdrola Group respects non-discrimination by reason of race, sex, ideology, nationality, religion, sexual orientation or any other personal, physical or social condition of its professionals and will promote equality of opportunity among them, in particular, equal treatment for men and women as regards access to employment, training and professional promotion and terms of employment, as well as access to goods and services and the supply thereof.

1.2. The Iberdrola Group rejects any form of harassment –whether physical, sexual, psychological, moral or otherwise-, abuse of authority at work and any other conduct creating an atmosphere that is intimidating or offensive to the personal rights of its professionals. In this connection, the Iberdrola Group will promote specific measures to prevent sexual harassment and harassment by reason of sex when deemed necessary.

2. Reconciliation of work and family life

The Iberdrola Group respects the personal and family life of its professionals and will promote all reconciliation policies that make for a better balance between personal and family life and the labor responsibilities of its professionals.

3. Right to privacy

3.1. The Iberdrola Group respects the right to privacy of its professionals in all its forms, particularly as regards personal, medical and financial data.

3.2. The Iberdrola Group respects the personal communications of its professionals made through the Internet and other means of communication.

3.3. The professionals of the Iberdrola Group undertake to use the means of communication and, in general, any other means made available to them, in a responsible manner.

3.4. The Iberdrola Group undertakes not to disclose personal data of its professionals without the consent of the interested parties, except where legally obliged to make such disclosure by statute or to comply with court or administrative orders.

3.5. The professionals of the Iberdrola Group having access to the personal data of other professionals of the Group in the course of their activities shall undertake in writing to respect the confidentiality of such data.

4. Workplace health and safety

4.1. The Iberdrola Group shall promote a workplace health and safety policy and adopt the preventive measures required under current legislation and any other legislation that may be enacted in the future.

4.2. The Iberdrola Group shall promote the application of its rules and policies regarding workplace health and safety by the contractors with which it does business.

5. Selection and assessment

5.1. The Iberdrola Group will maintain a strict and objective selection policy considering only the academic, personal and professional merits of candidates and the needs of the Group.

5.2. The Iberdrola Group will assess its professionals rigorously and objectively on the basis of their individual and collective professional performance.

5.3. Iberdrola Group professionals shall have a say in the setting of their objectives and be informed of the assessments made of them.

6. Training policies

6.1. The Iberdrola Group shall promote the training of its professionals. Training programs shall foster equal opportunities and professional career development and shall contribute to the achievement of the Group’s objectives.

6.2. Iberdrola Group professionals undertake to update their technical and managerial knowledge continuously and to take advantage of the Group’s training programs.

7. Information policies

The Iberdrola Group will inform its professionals of the outlines of the Strategic Plan and the progress of the Group.

8. Gifts and presents

8.1. Iberdrola Group professionals may not give or accept gifts or presents in the performance of their professional activities. As an exception, the delivery and acceptance of gifts or presents shall be allowed if:

a)	They are of insignificant economic value, such as ball-point pens, small Christmas gifts, etc.,

b)	They correspond to customary commercial treatment such as meals, promotional items, etc.,

c)	They are permitted by law and generally accepted business practices.

8.2. Iberdrola Group professionals may not give or receive any type of bribe or commission from, or made by, any other party involved, such as government officials or personnel of other companies or political parties. Acts of bribery, which are expressly prohibited, include the offer or promise, whether direct or indirect, of any kind of improper advantage, any instrument designed to conceal them, and influence-peddling. Money may not be received from customers or suppliers on a personal level, not even as a loan or advance.

8.3. Iberdrola Group professionals may not accept hospitality which influences, might influence, or might be construed as influencing decisions. In the event of any doubt as to what is acceptable, the offer must be turned down or, if appropriate, first discussed with the professional’s immediate superior.

9. Conflicts of interest

9.1. A conflict of interest shall be deemed to exist in those circumstances where there is a direct or indirect conflict between the personal interest of the professional and the interest of the Iberdrola Group.

There shall be a personal interest of the professional when the matter affects him or a person related to him.

9.2. The following shall be deemed to be related persons:

(i)	The spouse (husband or wife) of the professional and other persons with whom the professional has a like relationship of affection (domestic partner or similar);

(ii)	The ascendants (parents, grandparents, etc.), descendants (children, grandchildren, etc.) and siblings of the professional or of the professional’s spouse (or of the person related to the professional by a like relationship of affection);

(iii)	The spouses (husbands and wives) of the ascendants, descendants and siblings of the professional;

(iv)	The companies controlled by the professional in accordance with applicable legislation, regardless of whether such control is exercised directly or through a third party, individually or jointly with others or through another controlled company.

9.3. By way of example, the following are circumstances that might give rise to a conflict of interest:

a)	Being involved, personally or through relatives, in a financial transaction or operation to which the Iberdrola Group is party.

b)	Negotiating or formalizing contracts on behalf of the Iberdrola Group with individuals who are relatives of the professional or with legal entities in which the Group professional has a relative -up to the fourth degree by blood relationship or the second degree by marriage- whether as significant shareholder or director.

c)	Being a significant shareholder, director, etc. of customers, suppliers or direct or indirect competitors of the Iberdrola Group.

9.4. Professional decisions must be based on the best defense of the interests of the Iberdrola Group and must not be influenced by personal or family relationships or other personal interests of the Group professionals.

9.5. Written notice must be given to an immediate superior, if any, of the existence or possible existence of a conflict of interest. The superior shall notify the Corporate Resources Division [Dirección de Recursos Corporativos] (or such other entity or department of the Company as may hereafter carry out the functions thereof), which shall have and maintain a register covering this type of situation and may, if it deems it appropriate, forward the notice or refer the inquiry in question to the Regulatory Compliance Unit [Unidad de Cumplimiento Normativo] or to the appropriate body.

In the notice, the professional shall specify:

•	Whether the conflict affects him/her personally or through a relative or related person, in which case, he/she shall provide the name of such person,

•	The circumstances that led to the conflict, describing, if appropriate, the subject matter and the principal terms of the planned transaction or decision,

•	The amount or approximate economic valuation thereof,

•	The department or person of the Iberdrola Group with whom the respective contacts were made.

9.6. Under no circumstances may transactions or activities that entail or might entail a conflict of interest be carried out within the Iberdrola Group, except with the prior written authorization of the Corporate Resources Division (or such other entity or department of the Company that may hereafter carry out the functions thereof). The professional shall refrain from taking any action in that respect until the above-mentioned Division answers his/her query.

10. Business opportunities

10.1. Business opportunities shall be deemed to be all investments or transactions relating to the property or assets of the Iberdrola Group of which the professional was aware in the course of his professional activity, in those cases where the investment or transaction was offered to the Iberdrola Group or the Group has an interest in it.

10.2. Professionals may not take advantage of business opportunities for their own benefit or for the benefit of related persons, which shall include the persons mentioned in subsection 9.2 of the previous section relating to “Conflict of Interest” unless:

a)	It has previously been offered to the Iberdrola Group, and

b)	The Iberdrola Group has chosen not to take advantage of it without any influence of the professional, or

c)	The Corporate Resources Division (or such other body or department of the Company that may hereafter carry out the functions of thereof) authorizes the professional to take advantage of the business opportunity.

10.3. Professionals may not use the name of Iberdrola or of companies of the Iberdrola Group or invoke their status as professionals thereof to engage in transactions for their own account or for the account of related persons.

11. Resources and means of the Iberdrola Group

11.1. The Iberdrola Group undertakes to make available to its professionals all necessary and appropriate resources and means for them to perform their professional activities.

11.2. The professionals of the Group agree to responsibly use the resources and means made available to them, using them solely for professional activities in the interests of the Iberdrola Group, such that such resources and means are never used for private or personal purposes.

12. Private and confidential information

12.1. The information owned by and/or entrusted to the Iberdrola Group shall generally be considered private and confidential information.

12.2. The Iberdrola Group and all its professionals shall be responsible for taking sufficient security measures to protect private and confidential information.

12.3. The disclosure of private and confidential information or the use of private and confidential information for personal purposes is a breach of this Code of Conduct.

12.4. Any reasonable indication of a leak of private and confidential information or the personal use of such information must be reported by those with knowledge thereof to their immediate superior or, should the circumstances so require, to the Corporate Resources Division (or such other entity or department of the Company as may hereafter carry out the functions thereof). The immediate superior of the reporting party shall, in turn, report it in writing to the Corporate Resources Division (or such other body or department of the Company that may hereafter carry out the functions thereof).

12.5. In the event of severance of an employment or professional relationship, the private and confidential information, including documents and storage media (floppy disks, computers, etc.) shall be returned to the Iberdrola Group.

13. Privileged information

13.1. Privileged information is any specific non-public information regarding the Iberdrola Group which, if made or had it been made public, could significantly influence the price of the shares or other securities of the Iberdrola Group.

13.2. Professionals having access to any privileged information of the Iberdrola Group shall not do any of the following, for their own or another’s account, either directly or through third parties:

a)	Prepare or carry out any kind of transaction with the shares or other securities of the Iberdrola Group to which such information refers.

b)	Disclose such information to third parties, except in the normal course of their work.

c)	Recommend to a third party that such party buy or sell securities or financial instruments or that such party cause another to buy or sell them relying on such privileged information.

13.3. The prohibitions established in the previous section apply to any professional having privileged information if such professional knows or should have known that it is privileged information. They shall also apply to any information regarding other listed companies that may be deemed to be privileged information and to which the professional had access in the course of his work or position at the Iberdrola Group.

14. Outside activities

14.1. The provision of services as an employee or professional, for one’s own or another’s account, to other companies or entities other than the Iberdrola Group, as well as engaging in academic activities, must be authorized in advance and in writing by the Corporate Resources Division (or such other body or department of the Company as may hereafter carry out the functions thereof).

14.2. The Iberdrola Group respects the performance of social and public activities by its professionals.

V. THE IBERDROLA GROUP ENVIRONMENT

1. CUSTOMERS

1.1. Quality of service and products

The Iberdrola Group commits to offering quality services and products in accordance with quality requirements and standards established by law.

1.2. Confidentiality

The Iberdrola Group shall guarantee the confidentiality of all personal data of its customers and undertakes not to disclose such data to third parties without the customer’s consent, except when required by law or to comply with court or administrative orders.

Iberdrola Group professionals who have access to customer data by virtue of their activity shall undertake in writing to maintain the confidentiality of such data

1.3. Clear and simple wording of contracts

Contracts with customers of the Iberdrola Group shall be drafted in a clear and simple manner. Transparency shall be promoted in pre-contractual and contractual relations with customers, and they shall be advised of the various existing alternatives, particularly as regards services, products and rates.

2. PROVIDERS AND SUPPLIERS

2.1. Selection policy

The Iberdrola Group’s procedures for the selection of providers and suppliers shall conform to an objective and impartial standard, and shall avoid any conflict of interest or favoritism in the selection thereof.

Iberdrola Group professionals undertake to comply with the internal procedures established for award processes, particularly those relating to the approval of vendors and suppliers.

2.2. Confidentiality of information

The prices and other information submitted by providers and suppliers during a process of selection shall be treated confidentially and shall not be disclosed to third parties without the consent of the interested parties, except where the Group is so required by law or by a court or administrative order.

The information furnished by Group professionals to its providers and suppliers shall be true and shall not be given with the intent to mislead.

The professionals of the Group who have access to the personal data of providers and suppliers by virtue of their activity shall undertake in writing to keep such information confidential.

3. COMPETITORS

3.1. Fair competition

The Iberdrola Group undertakes to compete fairly in the marketplace and not to engage in advertising which is deceptive or which denigrates its competition or third parties.

3.2. Third-party information

The acquisition of information from third parties, including information regarding competitors, must be made in a lawful manner.

3.3. Defense of competition (antitrust)

The Iberdrola Group undertakes to promote free competition for the benefit of consumers and users.

The Iberdrola Group shall comply with antitrust rules and regulations, avoiding any conduct which constitutes or might constitute collusion or abuse or the restraint of competition.

4. SOCIETY

4.1. Authorities, Regulatory Entities and the Government

Relations with the Authorities, Regulatory Entities and the Government shall be conducted following a principle of cooperation and transparency.

4.2. True, proper and useful information

The Iberdrola Group shall provide true, proper, useful and consistent information regarding its policies and actions.

The economic/financial information of the Iberdrola Group -especially the Annual Financial Statements- shall faithfully reflect its economic and financial position and its net worth, in accordance with generally accepted accounting principles and applicable international financial reporting standards.

A lack of honesty in the communication of information, whether internal or external, to auditors, analysts, Regulatory Entities, the media, etc., is a breach of this Code of Conduct. This includes the delivery of incorrect information, organizing it in an incorrect manner or seeking to confuse those who receive it.

Relations with investors and financial analysts shall be channeled through the Economic and Financial Division [Dirección Económico Financiera] (or such other body or department that hereafter carries out the functions thereof). Relations with the media shall be challenged through the Communication Division [Dirección de Comunicación] (or such other body or department that hereafter carries out the functions thereof).

4.3. Corporate Social Responsibility and Sustainable Development

The Iberdrola Group expresses its firm commitment to the principles of Corporate Social Responsibility as a framework for its policies and actions with its professionals, customers, providers and suppliers, shareholders and all other stakeholders with whom it has ties.

The Iberdrola Group links the conduct of its business to economic and environmental sustainability and the progress of the society of which it is part, and Sustainable Development is a key strategic element in the conduct of its activities.

4.4. Anticorruption policy

The Iberdrola Group expresses its firm commitment not to adopt practices that might be considered corrupt in its relations with customers, providers, suppliers, competitors, authorities, etc.

5. SHAREHOLDERS

The Iberdrola Group expresses its intention to continuously create value for its shareholders, and shall make available to them communication and inquiry channels to enable them to receive proper, useful and complete information regarding the development of the Group.

Group professionals shall avoid any practices, especially unnecessary conduct and expenses, which might cause a decline in the creation of value for the Group’s shareholders.

VI. COMMUNICATION, DISSEMINATION AND ASSESSMENT OF THE CODE OF CONDUCT

1. The Code of Conduct shall be communicated to and disseminated among the professionals of the Iberdrola Group in accordance with the Plan designed for such purpose by the Corporate Resources Division (or such other body or department may hereafter carry out the functions thereof).

2. The external dissemination of the Code of Conduct is the responsibility of the Communications Division (or such other body or department that may hereafter carry out the functions thereof).

3. Any questions that might arise regarding the interpretation of the Code of Conduct and the application thereof must be referred to an immediate superior. Should circumstances so require, the matter may be referred to the Corporate Resources Division (or such other body or department that may hereafter carry out the functions thereof), which will be responsible for managing all matters relating to the Code of Conduct.

4. The Internal Audit Division [Dirección del Área de Auditoría] shall evaluate the degree of compliance with the rules of professional conduct and prepare an annual report thereon. Such report shall be sent to the Audit and Compliance

Committee [Comisión de Auditoría y Cumplimiento], the Chairman & Chief Executive Officer, the Corporate Resources Division [Dirección de Recursos Corporativos] (or such other body or department that may hereafter carry out the functions thereof) and the Corporate Reputation Group [Grupo de Reputación Corporativa].

VII. THE DISCIPLINARY SYSTEM OF THE CODE OF CONDUCT.

1. The Iberdrola Group shall develop the measures needed for the effective application of this Code of Conduct.

2. Nobody, regardless of rank or position, is authorized to request that a professional commit an unlawful act or breach of the provisions of this Code of Conduct. No professional may justify improper or unlawful conduct relying on an order from a superior that contravenes the provisions of this Code of Conduct.

3. If there are reasonable indications of the commission of an act which is unlawful or which breaches the rules of the Code of Conduct, such information must be reported to an immediate superior or, if circumstances so require, in writing to the Corporate Resources Division (or such other body or department that may hereafter carry out the functions thereof). The immediate superior of the person communicating such information shall in turn inform the Corporate Resources Division (or such other body or department that may hereafter carry out the functions thereof).

4. The identity of the person reporting an irregular action shall be deemed to be confidential information. The Iberdrola Group undertakes to take no direct or indirect reprisals against the professionals reporting an irregular action.

5. If the Corporate Resources Division (or such other body or department that may hereafter carry out the functions thereof) determines that an Iberdrola Group professional has engaged in activities which breach the provisions of law or this Code of Conduct, disciplinary measures shall be applied in accordance with the offenses and penalties system set forth in the Collective Bargaining Agreement of the Company where such professional is employed.

VIII. UPDATING OF THE CODE OF CONDUCT

This Code of Conduct shall be revised and updated from time to time, in accordance with the annual report of the Internal Audit Division and with the suggestions and proposals of Group professionals.

IX. ACCEPTANCE OF THE CODE OF CONDUCT

1. The professionals of the Iberdrola Group expressly accept the Vision, Values and rules of action established in this Code of Conduct.

2. Professionals who join or become part of the Iberdrola Group in the future shall expressly accept the Vision, Values and rules of action set forth in the Code of Conduct, which shall be attached to the respective employment agreements.

X. APPROVAL OF THE CODE OF CONDUCT

This Code of Conduct was approved at a meeting of the Board of Directors of IBERDROLA, S.A. held on February 27, 2002, and subsequently revised at a meeting of the Board of Directors held on June 26, 2007.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of IBERDROLA, S.A. may not be offered or sold in the United States of America except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.